CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2019 and 2018

(Expressed in United States dollars, unless otherwise noted)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management’s Report on Financial Statements

The consolidated financial statements of Asanko Gold Inc. have been prepared by, and are the responsibility of, the Company’s management. The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Board of Directors is responsible for ensuring management fulfills its financial reporting responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audits and to review the consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors, reviews with management the Company’s systems of internal control, and reviews the scope of the external auditors’ audit and non-audit work. The Audit Committee is appointed by the Board, and all of its members are independent directors.

The consolidated financial statements have been audited by KPMG LLP, Chartered Professional Accountants, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders.

Management’s Report over Internal Controls over Financial Reporting

Management has developed and maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and therefore, may not prevent or detect misstatements. Management has assessed the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management’s assessment, the Company’s internal control over financial reporting is effective as at December 31, 2019.

“Greg McCunn”	“Fausto Di Trapani”
Greg McCunn	Fausto Di Trapani
Director and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Asanko Gold Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Asanko Gold Inc. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 3(g) to the consolidated financial statements, the Company changed its method of accounting for leases due to the adoption of IFRS16 - Leases as of January 1, 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2011

//s// KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
February 11, 2020

ASANKO GOLD INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2019 AND 2018
(In thousands of United States Dollars)09

		December 31, 2019	December 31, 2018
	Note	$	$
Assets
Current assets
Cash and cash equivalents		31,109	10,358
Receivables		161	236
Receivable due from related party	6	4,183	2,328
Prepaid expenses and deposits		347	180
		35,800	13,102
Non-current assets
Financial assets	7	108,025	173,135
Interest in Joint Venture	8	-	126,264
Right-of-use asset	9	589	-
Property, plant and equipment		90	114
		108,704	299,513

Total assets		144,504	312,615

Liabilities
Current liabilities
Accounts payable and accrued liabilities		2,234	3,473
Lease liability	9	83	-
		2,317	3,473
Non-current liabilities
Long-term incentive plan liability	11(b)	416	300
Lease liability	9	514	-
		930	300

Total liabilities		3,247	3,773

Equity
Share capital	10	578,385	578,853
Equity reserves	11	50,072	49,261
Accumulated deficit		(487,200)	(319,272)
Total equity		141,257	308,842

Total liabilities and equity		144,504	312,615

Gold Fields transaction	1
Commitments and contingencies	12
Subsequent event	26

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors:

"Greg McCunn"	“Marcel de Groot”
Director	Director

ASANKO GOLD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(In thousands of United States Dollars, except dollar per share amounts)

		2019	2018
	Note	$	$

Revenue	13	-	161,918

Cost of sales:
Production costs	14	-	(79,008)
Depreciation and depletion		-	(41,944)
Royalties		-	(8,096)
Total cost of sales		-	(129,048)

Income from mine operations		-	32,870

Share of net loss related to joint venture	8	(126,264)	(1,050)
Service fee earned as operators of joint venture	6	4,963	1,892
Exploration and evaluation expenditures		-	(2,333)
General and administrative expenses	15	(11,828)	(11,660)
(Loss) income from operations and joint venture		(133,129)	19,719

Loss due to loss of control of subsidiaries	1,16	-	(143,261)
Finance income	17	871	5,555
Finance expense	18	(35,650)	(10,737)
Foreign exchange (loss) gain		(20)	20
Loss before income taxes		(167,928)	(128,704)

Current income tax expense	19	-	(1,079)
Deferred income tax expense	19	-	(11,430)
Net loss and comprehensive loss for the year		(167,928)	(141,213)

Net income (loss) attributable to:
Common shareholders of the Company		(167,928)	(141,372)
Non-controlling interest		-	159
Net loss for the year		(167,928)	(141,213)

Loss per share attributable to common shareholders:
Basic		(0.74)	(0.64)
Diluted		(0.74)	(0.64)

Weighted average number of shares outstanding:
Basic	20	225,867,169	220,108,770
Diluted	20	225,867,169	220,108,770

The accompanying notes form an integral part of these consolidated financial statements.

ASANKO GOLD INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(In thousands of United States Dollars, except for number of common shares)

		Number of shares	Share capital	Equity reserves	Accumulated deficit	Non- controlling interest	Total equity
	Note		$	$	$	$	$
Balance as at December 31, 2017		203,449,957	561,441	48,326	(177,900)	740	432,607
Issuance of common shares for:
Private placement, net of share issuance costs	10(c)	22,354,657	17,412	-	-	-	17,412
Share-based payments		-	-	935	-	-	935
Derecognition of non-controlling interest on loss of control	16	-	-	-	-	(899)	(899)
Net loss and comprehensive loss for the year		-	-	-	(141,372)	159	(141,213)
Balance as at December 31, 2018		225,804,614	578,853	49,261	(319,272)	-	308,842

Issuance of common shares on exercise of share-based options	11(a)	403,116	490	(158)	-	-	332
Shares repurchased and cancelled under normal course issuer bid	10(d)	(1,108,920)	(958)	-	-	-	(958)
Share-based payments	11(a),11(b)	-	-	969	-	-	969
Net loss and comprehensive loss for the year		-	-	-	(167,928)	-	(167,928)
Balance as at December 31, 2019		225,098,810	578,385	50,072	(487,200)	-	141,257

The accompanying notes form an integral part of these consolidated financial statements.

ASANKO GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(In thousands of United States Dollars)

		2019	2018
	Note	$	$

Operating activities:
Net loss for the period		(167,928)	(141,213)
Adjustments for:
Loss due to loss of control of subsidiaries	1,16	-	143,261
Share of net loss related to joint venture	8	126,264	1,050
Depreciation and depletion		98	41,991
Share-based payments	14,15	1,789	1,645
Interest and other income	17	(871)	(5,555)
Finance expense	18	35,640	10,737
Deferred income tax expense	19	-	11,430
Unrealized foreign exchange loss (gain)		20	(48)
Operating cash flow before working capital changes		(4,988)	63,298
Change in non-cash working capital	21	(3,760)	(29,869)
Cash provided by (used in) operating activities		(8,748)	33,429

Investing activities:
Expenditures on mineral properties, plant and equipment		(39)	(53,912)
Gold Fields investment in joint venture	1,16	20,000	165,000
Redemption of preferred shares in joint venture	7(a)	10,000	-
Joint venture transaction costs paid	16	-	(4,795)
Cash and cash equivalents derecognized on loss of control	16	-	(24,368)
Interest received		210	383
Cash provided by investing activities		30,171	82,308

Financing activities:
Shares issued for cash under private placement, net of share
issuance costs	10(c)	-	17,412
Shares issued for cash on exercise of share-based options	11(a)	332	-
Shares repurchased under normal course issuer bid	10(d)	(958)	-
Office lease payments	9	(39)	-
Repayment of long-term debt	1	-	(163,754)
Interest and associated withholding tax paid		-	(8,299)
Cash used in financing activities		(665)	(154,641)

Impact of foreign exchange on cash and cash equivalents		(7)	(68)

Increase (decrease) in cash and cash equivalents during the year		20,751	(38,972)
Cash and cash equivalents, beginning of year		10,358	49,330
Cash and cash equivalents, end of year		31,109	10,358

Supplemental cash flow information	21

The accompanying notes form an integral part of these consolidated financial statements.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

1. Nature of operations

Asanko Gold Inc. (“Asanko” or the “Company”) was incorporated on September 23, 1999 under the laws of British Columbia, Canada, with its head office and principal address located at 1066 West Hastings Street, Suite 1640, Vancouver, British Columbia, V6E 3X1, Canada. The Company’s registered and records office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, V7X 1L3.

The Company’s principal business activity is the exploration and development of mineral property interests and operation of the Asanko Gold Mine (“AGM”) through a 50:50 joint venture arrangement (the “JV”) associated with the Company’s previously held 90% economic interest in the AGM (see Gold Fields Transaction below). The Government of Ghana has a 10% free-carried interest in the AGM. The AGM consists of two neighboring gold projects, the Obotan Project and the Esaase Project, both located in the Amansie West District of the Republic of Ghana (“Ghana”), West Africa.

In addition to its interest in the AGM, the Company’s interest in the JV also includes a 50% interest in a portfolio of other Ghanaian gold concessions in various stages of exploration.

Gold Fields Transaction

On July 31, 2018, the Company completed a transaction (the “JV Transaction”) with a subsidiary of Gold Fields Limited (“Gold Fields”), under which, among other things:

• the Company and Gold Fields each own a 45% economic interest in Asanko Gold Ghana Limited (“AGGL”), the former Asanko subsidiary that owns the AGM, with the Government of Ghana retaining a 10% free-carried interest in the AGM;

• the Company and Gold Fields each own a 50% interest in Adansi Gold Company (GH) Limited (“Adansi Ghana”), the former Asanko subsidiary that owns a number of exploration licenses; and

• the Company and Gold Fields each acquired a 50% interest in a newly formed entity, Shika Group Finance Limited (“JV Finco”).

• In exchange for the above, Gold Fields agreed to make a $185.0 million contribution to the JV. Of this contribution amount, $165.0 million was received on closing of the transaction, while $10.0 million was received on August 29, 2019 and a further $10.0 million on December 19, 2019.

In addition to Gold Fields’ contribution to the JV, Gold Fields also subscribed for 22,354,657 common shares of the Company for gross proceeds of $17.6 million (note 10(c)).

Concurrent with the closing of the JV Transaction, the Company settled the then outstanding amount of $163.8 million under the Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”), including all outstanding debt principal and accrued interest, and the JV emerged from the JV Transaction debt-free.

In connection with the JV Transaction, the Company finalized the terms of the associated Joint Venture Agreement (the “JVA”) that governs the management of the JV, in July 2018. Under the terms of the JVA, the Company remains the manager and operator of the JV and receives an arm’s length fee for services rendered to the JV of $6.1 million per annum (originally $6.0 million, but adjusted annually for inflation). A management committee was formed, with equal representation from both Asanko and Gold Fields, to govern the operating and development activities of the JV.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

1. Nature of operations (continued)

The JVA therefore established joint control of the JV and the Company no longer retains control of the AGM and associated properties. As the JV is structured within the legal entities of AGGL, Adansi Ghana and JV Finco, the JV represents a joint venture as defined under IFRS 11 – Joint Arrangements, and the Company commenced equity accounting for its interest in the JV effective July 31, 2018, the date on which the JV Transaction was completed. At this date, the Company derecognized all the assets and liabilities of its former Ghanaian subsidiaries, as well as the carrying amount of previously recognized non-controlling interests in AGGL.

Concurrent with the closing of the JV Transaction, the Company recognized the fair value of the consideration received from Gold Fields, as well as the fair value of the investment that the Company retained in the JV. Based on the fair value of the Company’s retained interest in the JV, the Company recognized a post-tax loss of $143.3 million associated with the loss of control of AGGL and Adansi Ghana.

2. Basis of presentation

(a) Statement of compliance

These consolidated financial statements have been prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements were authorized for issue and approved by the Board of Directors on February 11, 2020.

(b) Basis of presentation and consolidation

The financial statements have been prepared on a historical cost basis, except for financial instruments carried at fair value.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the functional currency of the Company and each of its subsidiaries. References to C$ are to Canadian dollars.

These consolidated financial statements incorporate the financial information of the Company and its subsidiaries as at December 31, 2019. Subsidiaries are entities controlled by the Company. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

All significant intercompany amounts and transactions between the Company and its subsidiaries have been eliminated on consolidation.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

2. Basis of presentation (continued)

The principal subsidiaries and joint ventures to which the Company is a party, as well as their geographic locations, were as follows as at December 31, 2019:

			Classification and accounting
Affiliate name	Location	Interest	method
Asanko Gold South Africa (PTY) Ltd.	South Africa	100%	Consolidated
Asanko International (Barbados) Inc.	Barbados	100%	Consolidated
Asanko Gold (Barbados) Inc.	Barbados	100%	Consolidated
Asanko Gold Ghana Limited	Ghana	45%	Joint venture; equity method
Adansi Gold Company (GH) Limited	Ghana	50%	Joint venture; equity method
Shika Group Finance Limited	Isle of Man	50%	Joint venture; equity method

These consolidated financial statements include all revenue and expenses of AGGL and Adansi Ghana for the period January 1, 2018 to July 31, 2018, being the period during which the Company had control of these subsidiaries.

3. Significant accounting policies

(a) Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The cost of the business combination is measured as the aggregate of the fair value at the date of acquisition of the consideration transferred in exchange for the interest in the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date. The acquisition date is the date the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

Acquisition-related costs, other than costs to issue equity securities of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are deducted from share capital as share issue costs.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the Company’s interest in the net fair value of the acquiree’ s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in the consolidated statement of operations and comprehensive income (loss).

(b) Investments in joint arrangements

The Company conducts a portion of its business through joint arrangements where the parties are bound by contractual arrangements establishing joint control and decisions about the activities that significantly affect the returns of the investee require unanimous consent. A joint arrangement is classified as either a joint operation or a joint venture, subject to the terms that govern each investor's rights and obligations in the arrangement.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

In a joint operation, the investor has rights and obligations to the separate assets and liabilities of the investee and in a joint venture, the investors have rights to the net assets of the joint arrangement. For a joint operation, the Company recognizes its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company accounts for its investment in the joint arrangement using the equity method.

Under the equity method, the Company’s investment in a joint venture is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of net earnings or losses of the joint venture, after any adjustments necessary for impairment losses after the initial recognition date. The total carrying amount of the Company's investment in a joint venture also includes any long-term debt interests which in substance form part of the Company's net investment. The Company’s share of a joint venture’s losses that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture. The Company's share of net earnings or losses of a joint venture are recognized in net earnings during the period. Dividends and repayment of capital received from a joint venture are accounted for as a reduction in the carrying amount of the Company’s investment. Intercompany balances between the Company and its joint ventures are not eliminated.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in a joint venture is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the joint venture’s operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and value-in-use. If the recoverable amount of an investment is less than the carrying amount, the carrying amount is reduced to its recoverable amount and a corresponding impairment loss is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of the recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs.

Similar to the assessment of impairment for subsidiaries, the Company reviews the mining properties and plant and equipment for a joint operation at the cash-generating unit level to determine whether there is any indication that these assets are impaired.

(c) Foreign currency translation

Transactions in foreign currencies are initially recorded at the functional currency rate of exchange at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange at the date of the statement of financial position. Foreign exchange gains (losses) are recorded in the consolidated statement of operations and comprehensive income (loss) for the year.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

(d) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and short-term investments with original maturity dates of less than ninety days or that are fully redeemable without penalty or loss of interest.

(e) Inventories

Gold on hand, gold in process and stockpiled ore inventories are recorded at the lower of weighted average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and applicable depreciation and depletion. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long- term metal prices less estimated future costs to convert the inventories from their respective states into saleable form less estimated costs to sell.

Production costs are included in work-in-process inventory based on current costs incurred up to the point of dore production. The costs of finished goods represent the costs of work-in-process inventories plus applicable treatment costs. The costs of inventories sold during the period are presented as cost of sales in the statement of operations and comprehensive income (loss) for the period.

Additions to the cost of ore stockpiles are based on the related current cost of production for the period, while reductions in the cost of ore stockpiles are based on the weighted-average cost per tonne of ore in the stockpile. Stockpiles are segregated between current and non-current inventories in the consolidated statement of financial position based on the planned period of usage.

Supplies and spare parts are valued at the lower of weighted-average cost and net realizable value. Replacement costs of materials and spare parts are generally used as the best estimate of net realizable value. Provisions are recorded to reduce the carrying amount of materials and spare parts inventory to net realizable value to reflect current intentions for the use of redundant or slow-moving items. Provisions for redundant and slow-moving items are made by reference to specific items of inventory. The Company reverses write-downs where there is a subsequent increase in net realizable value and where the inventory is still on hand.

(f) Mineral properties, plant and equipment

(i) Mineral properties Recognition

Capitalized costs of mining properties include the following:

- costs assigned to mining properties acquired in business combinations;

- expenditures incurred to develop mineral properties including pre-production stripping costs;

- stripping costs in the production phase of a mine if certain criteria have been met (see below);

- costs to define and delineate known economic resources and develop the project;

- borrowing costs attributable to qualifying mining properties;

- costs incurred during testing of the processing facility, net of proceeds from sales, prior to operating in the manner intended by management; and

- estimates of reclamation and closure costs.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

Stripping costs

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore from which minerals can be extracted economically. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as incurred. Stripping costs incurred during the production stage of an open pit mine are accounted for as production costs in the consolidated statement of operations and comprehensive income (loss) during the period that the stripping costs were incurred, unless these costs provide a future economic benefit. Production phase stripping costs are considered to generate a future economic benefit when (i) it is probable that future economic benefit associated with the stripping activity will flow to the entity; (ii) the entity can identify the component of the ore body for which access has been improved; and (iii) the costs relating to the stripping activity associated with that component can be measured reliably. These costs are capitalized as mine development costs.

Production costs are allocated between inventory produced and the stripping asset based on the volume of waste extracted compared with the expected volume, for a given volume of ore production. Stripping costs incurred and capitalized during the production phase are depleted using the units-of-production method over the proven and probable reserves of the component of the ore body to which access has been improved as a result of the specific stripping activity.

Management reviews the estimates of the waste and ore in each identified component of operating open pit mines at the end of each financial year, and when events and circumstances indicate that such a review should be made. Deferred stripping assets are written-down to their recoverable amount when their carrying value is not considered supportable. Changes to the estimated identification of components and the associated waste and ore within each component are accounted for prospectively.

Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring rights to explore, exploratory drilling and related exploration costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contain proven and probable reserves. Exploration and evaluation expenditures incurred on a mineral deposit, with the exception of acquisition costs and costs arising from the recognition of an asset retirement obligation, are expensed as incurred up to the date of establishing that costs incurred on a mineral deposit are technically feasible and commercially viable.

Expenditures incurred on a mineral deposit subsequent to the establishment of its technical feasibility and commercial viability are capitalized and included in the carrying amount of the related mining property.

The technical feasibility and commercial viability of a mineral deposit is assessed based on a combination of factors, such as, but not limited to:

- the extent to which mineral reserves or mineral resources have been identified through a feasibility study or similar level document;

- the results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;

- the status of environmental permits, and

- the status of mining leases or permits.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

 3. Significant accounting policies (continued)

Borrowing costs

Borrowing costs directly relating to the financing of qualifying assets are added to the capitalized cost of those related assets until such time as the assets are substantially ready for their intended use or sale which, in the case of mining properties, is when they are capable of commercial production. Where funds have been borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period. Capitalized borrowing costs are depreciated over the life of the related asset.

All other borrowing costs are recognized in the consolidated statement of operations and comprehensive income (loss) in the year in which they are incurred. Borrowing costs are included as part of interest paid in the statement of cash flows.

Depletion

Mining properties in production are depleted on a mine-by-mine basis using the units-of-production method over the mine’s estimated proven and probable reserves, with the exception of deferred stripping which is depleted using the unit-of- production method over the reserves that directly benefit from the specific stripping activity, and will commence when the mine is capable of operating in the manner intended by management.

The Company uses a number of criteria to assess whether the mine is in the condition necessary for it to be capable of operating in a manner intended by management. These criteria include, but are not limited to:

- completion of operational commissioning of each major mine and plant component;

- demonstrated ability to mine and mill consistently and without significant interruption at a pre-determined average rate of designed capacity;

- the passage of a reasonable period of time for testing of all major mine and plant components;

- gold recoveries at or near expected production levels; and

- a significant portion of available funding is directed towards operating activities.

Mining properties in development are not depleted.

(ii) Plant and equipment

 Recognition

The cost of plant and equipment consists of the purchase price, costs directly attributable to the delivery of the asset to the location and the condition necessary for it to be capable of operating in the manner intended by management, including the cost of testing whether these assets are operating in the manner intended by management. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. Where significant components of an asset have differing useful lives, depreciation is calculated on each separate component.

Depreciation

Depreciation of an asset begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

The carrying amounts of plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the life of mine. The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Asset Class	Estimated Useful Life
Fixed plant & related components and infrastructure	Units of production over life of mine
Mobile and other mine equipment components	3 to 12 years
Computer equipment and software	3 years
Right-of-use assets	Straight-line over lease term

Management reviews the estimated useful lives, residual values and depreciation methods of the Company’s plant and equipment at the end of each financial year, and when events and circumstances indicate that such a review should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively.

Major maintenance and repairs

Expenditure on major maintenance and repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, that expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other maintenance and repair costs are expensed as incurred.

(iii) Impairment of non-financial assets

The carrying amounts of assets included in mining interests are reviewed for impairment when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. If any such indication exists, the recoverable amount of the relevant cash-generating unit (“CGU”) is estimated in order to determine the extent of impairment. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Previously, the Company’s CGUs were its significant mine sites, represented by its principal producing mining properties and significant development projects.

The carrying amounts of the CGUs are compared to their recoverable amounts where the recoverable amount is the higher of value-in-use and fair value less costs to sell (“FVLCS”). For mining assets, when a binding sale agreement and observable market prices are not readily available, FVLCS is estimated using a discounted cash flow approach for each of the Company’s cash generating units (CGUs) to which the individual assets are allocated. The assumptions used in determining the FVLCS for the CGU’s include long-term mining plans, long-term commodity prices, discount rates and foreign exchange rates. If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment is recognized immediately in the consolidated statement of operations and comprehensive income (loss).

Where an impairment loss subsequently reverses, the carrying amount of the asset (CGU) is increased to the revised estimate of its recoverable amount (however, the increased carrying amount shall not exceed the net carrying amount that would have been recognized should no impairment loss have been previously recognized for the asset (or CGU) in prior years).

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

(iv) Derecognition

Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment are derecognized and any associated gains or losses are recognized in the consolidated statement of operations and comprehensive income (loss).

(g) Leases

The Company applies IFRS 16 – Leases to account for contracts or arrangements containing a lease. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company applies the definition of a lease in IFRS 16. This policy is applied to contracts entered into on or after January 1, 2019.

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset, or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

• fixed payments, including in-substance fixed payments;

• variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

• amounts expected to be payable under a residual value guarantee; and

• the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option, or if there is a revised in-substance fixed lease payment. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including office equipment. The Company recognises the lease payments associated with these leases as an expense on a straight- line basis over the lease term.

(h) Provisions

 General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of operations and comprehensive income (loss) net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as finance expense in the consolidated statement of operations and comprehensive income (loss).

Asset retirement provisions

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred with a corresponding increase in the carrying value of the related assets. Discount rates using a pre-tax, risk-free rate that reflect the time value of money are used to calculate the net present value. The liability is accreted over time to reflect the unwinding of the discount with the accretion expense included in finance costs in the consolidated statement of operations and comprehensive income (loss). Changes in estimates or circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates, changes to the discount rate and changes to the risk-free interest rates.

(i) Revenue from contracts with customers

Revenue is derived from the sale of gold and by-products. Revenue is recognized for contracts with customers when there is persuasive evidence that all of the following criteria are met:

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

- the parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to perform their respective obligations;

- the Company can identify each party's rights regarding the goods or services to be transferred;

- the Company can identify the payment terms for the goods or services to be transferred;

- the contract has commercial substance (i.e. the risk, timing or amount of the Company’s future cash flows is expected to change as a result of the contract); and

- it is probable that the Company will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

Revenue from gold is generally recorded at the time of physical delivery of the refined gold, which is also the date when control of the gold passes to the customer. Revenue from saleable gold produced during the testing phase of production activities is deducted from capitalized mine development costs.

(j) Royalties and mining taxes

Payments to governments that are based on a measure of income less expense are accounted for in accordance with the Company’s income tax accounting policy. Payments to governments which are based on gross amounts such as revenue are classified in accordance with the substance of the transaction; this means that for royalties calculated based on revenues, the royalty is presented as a reduction of revenues and that for royalties calculated based on production costs, the royalty is presented as an increase in cost of sales.

(k) Financial instruments

(i) Financial assets

Recognition and measurement

The Company recognizes a financial asset in its statement of financial position when the Company becomes party to the contractual provisions of the instrument. All financial assets are initially recorded at fair value plus directly attributable transaction costs and classified as either (i) financial assets subsequently measured at amortized cost, (ii) financial assets subsequently measured at fair value through other comprehensive income or (iii) financial assets subsequently measured at fair value through profit or loss. The basis of classification takes into consideration both the Company’s business model for managing and the contractual cash flow characteristics of the financial assets.

A financial asset is measured at amortized cost if the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at fair value through other comprehensive income if the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

A financial asset is measured at fair value through profit or loss unless it is measured at amortised cost or at fair value through other comprehensive income. Fair value changes in financial assets classified as fair value through profit or loss, if any, are recognized in the consolidated statement of operations and comprehensive income (loss).

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

- the contractual rights to receive cash flows from the asset have expired, or

- the Company has transferred its contractual rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through ‘arrangement; and either

(a) the Company has transferred substantially all the risks and rewards of ownership of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(ii) Financial liabilities

 Recognition and measurement

All financial liabilities are initially recorded at fair value less transaction costs. All financial liabilities are subsequently measured at amortized cost using the effective interest method, except for:

- financial liabilities at fair value through profit or loss;

- financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies;

- financial guarantee contracts;

- commitments to provide a loan at a below-market interest rate; and

- contingent consideration recognized by an acquirer in a business combination to which IFRS 3, Business combinations, applies.

An entity may, at initial recognition, irrevocably designate a financial liability as measured at fair value through profit or loss when a contract contains one or more embedded derivatives, or when doing so results in more relevant information, because either (a) it eliminates or significantly reduces a measurement or recognition inconsistency (i.e. an accounting mismatch); or (b) a group of financial liabilities or financial assets and financial liabilities is managed and its performance is evaluated on a fair value basis.

Fair value changes of financial liabilities classified as fair value through profit or loss, if any, are recognized in the consolidated statement of operations and comprehensive income (loss).

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

(iii) Embedded derivatives

The Company may enter into derivative contracts or financial instruments and non-financial contracts containing embedded derivatives. Embedded derivatives are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract, and the host contract is not designated as fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in the consolidated statement of operations and comprehensive income (loss).

(l) Share-based compensation

The Company has a share option plan and restricted share unit (“RSU”) plan which are described in notes 11(a) and 11(b), respectively. For share options, the fair value of share-based compensation awards is determined at the date of grant using the Black-Scholes option pricing model. The Company records all share-based compensation for options using the fair value method with graded vesting. Under the fair value method, share-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged over the vesting period to the consolidated statement of operations and comprehensive income (loss). The offset is credited to Equity reserves (within equity in the consolidated statement of financial position) ratably over the vesting period, after adjusting for the number of awards that are expected to vest.

Expenses recognized for forfeited awards are reversed. For awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations and comprehensive income (loss).

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share-based payment arrangement as measured at the date of modification, over the remainder of the vesting period.

For cash-settled share-based payments, including RSUs, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability. The corresponding share-based compensation expense is recognized over the vesting period of the award. As these awards will be settled in cash, the liability is remeasured at fair value at each reporting period and at the date of settlement, with changes in fair value recognized in the consolidated statement of operations and comprehensive income (loss) in the period incurred.

(m) Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred income tax. Income tax is recognized in the consolidated statement of operations and comprehensive income (loss) except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred income tax is recognized in respect of unused tax losses, tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax rates that have been substantively enacted at the reporting date.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future income tax asset will be recovered, it does not recognize the asset.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to the translation of the deferred income tax balance from local statutory accounts to functional currency accounts are included in deferred income tax expense or recovery in the consolidated statement of operations and comprehensive income (loss).

(n) Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. The computation of diluted income (loss) per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on income (loss) per share. For this purpose, the treasury stock method is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the period.

4. Changes in accounting standards

(a) Accounting standards adopted during the year

The Company adopted the following new IFRS standards effective January 1, 2019. The nature and impact of each new standard on the Company’s current year financial statements, and prior year comparatives, if any, are outlined below. Adoption of these standards were made in accordance with the applicable transitional provisions.

Several other new standards and amendments came into effect on January 1, 2019; however, they did not impact the Company’s consolidated financial statements.

Leases

In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019.

The Company has not identified any material leases or other contracts containing a lease to be recognized on balance sheet as of January 1, 2019.

The adoption of IFRS 16 did however impact the JV. Previously, the JV recognized monthly fixed payments for equipment to mining contractors as production costs. Under IFRS 16, these fixed monthly payments are capitalized as a right-of-use asset (and corresponding lease liability) and commencing January 1, 2019, are no longer presented as production costs; rather, the JV recognizes a depreciation charge for the right-of-use assets and an interest expense on the lease liabilities.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

4. Changes in accounting standards (continued)

The JV elected to adopt the practical expedient in IFRS 16 to not reassess whether a contract is, or contains, a lease at the date of initial application. Any contracts or agreements that were not previously identified as containing a lease under IAS 17 or IFRIC 4, were not reassessed as of January 1, 2019. Therefore, IFRS 16 was applied only to contracts entered into (or modified) on or after January 1, 2019.

On adoption of IFRS 16, the JV recognized right-of-use assets and lease liabilities of $36.6 million as at January 1, 2019. However, the net impact on the profit and loss of the JV for the year ended December 31, 2019 was not materially different from accounting for these contracts under IAS 17 and, as a result, the adoption of IFRS 16 did not have a material impact on the Company’s equity pick- up for the year.

(b) Accounting standards and amendments issued but not yet adopted

The following standards and interpretations, which may be applicable to the Company, have been issued but are not yet effective as of December 31, 2019:

Revised Conceptual Framework

In March 2018, the IASB issued the revised Conceptual Framework (“Framework”), which sets out the fundamental concepts for financial reporting to ensure consistency in standard-setting decisions and that similar transactions are treated in a similar way, so as to provide useful information to users of financial statements. The revised Framework, which is effective January 1, 2020, will inform future standard-setting decisions but does not impact existing IFRS. The Company does not expect the Framework to have a significant impact on its accounting policies.

5. Significant accounting judgements and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these consolidated financial statements are reasonable, however, actual results could differ from those estimates and could impact future results of operations and cash flows. The significant accounting judgements and estimates which have the most significant effect on these financial statements are as follows:

Estimates

Equity investment in joint venture

When facts and circumstances suggest the carrying value of the Company’s equity investment in the JV may be impaired, the Company is required to estimate the recoverable amount of its equity investment through a fair value less cost of disposal or value-in-use approach. Estimating the recoverable amount requires management to make significant estimates about the future life of mine cash flow of the AGM which may include, but may not be limited to, changes to the current estimates of in-situ ounces, ore tonnes to be mined in future periods, strip ratios, head grades, recovery rates, gold price assumptions, mining costs, processing costs, trucking costs, capital and closure costs, as well as discount rates.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

5. Significant accounting judgements and estimates (continued)

 Reserves and Resources

Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for the Company’s life-of- mine plans, which are used for a number of key business and accounting purposes, including: the calculation of depreciation expense, the capitalization of stripping costs, the forecasting and timing of cash flows related to the asset retirement provision and impairment assessment, if any. In addition, when required, the life-of-mine plans are used in impairment tests for mineral properties, plant and equipment. To the extent that these estimates of proven and probable mineral reserves and resources varies, there could be changes in depreciation expense, stripping asset and asset retirement provision recorded.

Depletion of mineral interests

Estimates are made of recoverable ounces in the Company’s mining properties which are depleted based on recoverable tonnes contained in proven and probable reserves. To the extent that changes are made to the estimate of proven and probable reserves, the depletion charge may change. In addition, mineral properties, plant and equipment are depreciated to their estimated residual value over the estimated useful life of the asset. Should the actual useful life of the mineral properties, plant or equipment vary, future depreciation charges may change.

Inventory valuation of production costs

The Company estimates quantities of ore on stockpiles and in process and the recoverable gold contained in this material in order to determine the cost of inventories and the weighted average costs of finished goods sold during the period. To the extent that these estimates vary, production costs of finished goods may change.

Net realizable value of inventory

Estimates of net realizable value are based on the most reliable evidence available, at the time that the estimates are made, of the amount that the inventories are expected to realize. In order to determine the net realizable value of gold dore, gold-in-process and stockpiled ore, the Company estimates future metal selling prices, production forecasts, realized grades and recoveries, timing of processing, and future costs to convert the respective inventories into saleable form, if applicable. Reductions in metal price forecasts, increases in estimated future costs to convert, reductions in the number of recoverable ounces, and a delay in timing of processing can result in a write-down of the carrying amounts of the Company’s stockpiled ore inventory.

Materials and other supplies held for use in the production of inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost. However, to the extent net realizable of materials and spares must be estimated, replacement costs of the materials and spare parts are generally used as the best estimate of net realizable value.

Current and deferred Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

5. Significant accounting judgements and estimates (continued)

Deferred stripping

To determine whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the component of reserves and resources which have been made accessible. In addition, judgement is involved when allocating production costs between inventory produced and the stripping asset; the allocation is based on the volume of waste extracted compared with the expected volume, for a given volume of ore production. To the extent that these estimates and judgements change, there could be a change to the amount of production costs which are deferred to the statement of financial position.

Estimated assets retirement provisions

Provisions for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle closure cost liabilities. Significant judgements and estimates are required in forming assumptions of future activities, future cash outflows and the timing of those cash outflows. These assumptions are formed based on environmental and regulatory requirements or the Company’s environmental policies which may give rise to constructive obligations. The Company’s assumptions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate and changes in any of the above factors can result in a change to the provision recognized by the Company. Changes to these estimates and judgements may result in actual expenditures in the future differing from the amounts currently provided for.

Preferred shares

The Company holds preferred shares (without a fixed redemption date) in the JV which have been classified as financial assets measured at fair value through profit or loss. Management estimated the fair value of these preference shares by discounting the forecasted future cash flows from the AGM. Several estimates were made to determine the forecasted future cash flows including, but not limited to, long-term realized gold prices, mineable reserves/resources, mining and processing costs per tonne, ore grades, and metallurgical recoveries. Additionally, judgement was required to determine the appropriate discount rate used to calculate the present value of the forecasted future cash flows. Changes in one or more of these assumptions could lead to a materially different fair value estimate of the preferred shares.

Judgements

Impairment of equity investment in joint venture

The Company considers both external and internal sources of information in assessing whether there are any indications that its equity investment in the JV is impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the JV operates that are not within its control and affect the recoverable amount of the Company’s equity investment. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment of the JV are being used or are expected to be used and indications of economic performance of the assets. The estimates and judgements are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, the carrying value of the Company’s equity investment in the JV may be impaired or a prior period’s impairment charge reversed with the impact recorded in the consolidated statement of operations and comprehensive income (loss).

Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which an entity operates may not be clear. This can have a significant impact on the consolidated results of the Company.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

6. Receivable due from related party

Under the JVA, the Company entered into a services agreement with the JV whereby the Company will remain manager and operator of the AGM. In consideration for the Company’s services as manager and operator, the JV will pay the Company an annual fee of $6.0 million (adjusted annually for inflation). During the year ended December 31, 2019, the Company earned a service fee of $5.0 million (year ended December 31, 2018 – $1.9 million). For the year ended December 31, 2019, the service fee was comprised of a gross service fee of $6.0 million, respectively, less withholding taxes payable in Ghana of $1.0 million (year ended December 31, 2018 – gross service fee of $2.5 million less withholding taxes of $0.6 million). As at December 31, 2019, the Company had a receivable due from the JV in respect of the service fee in the amount of $4.2 million, net of withholding taxes (December 31, 2018 - $2.3 million).

All transactions with related parties have occurred in the normal course of operations and were measured at the exchange amount agreed to by the parties. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

7. Financial assets

As part of the JV Transaction (notes 1 and 8), the Company subscribed to 204.9 million non-voting fixed redemption price redeemable preferences shares in JV Finco (the “preference shares”). The preference shares were issued at a par value of $1 per redeemable share, resulting in a face value of the preference shares of $204.9 million.

a) Redeemable preference shares with no fixed redemption date

	December 31, 2019	December 31, 2018
	$	$
Balance, beginning of year	153,651	-
Initial recognition of preferred shares at fair value	-	148,850
Fair value adjustment for the year	(35,626)	4,801
Redemption of preferred shares during the year	(10,000)	-
Balance, end of year	108,025	153,651

184.9 million of the preference shares, that the Company originally subscribed for as part of the JV Transaction, have no fixed redemption date. As these preference shares have no contractual fixed terms of repayment that arise on specified dates, they are measured at fair value through profit or loss at each reporting period-end. On closing of the JV Transaction, these preference shares were recognized at their fair value of $148.9 million as at July 31, 2018. On initial recognition, the Company estimated the fair value of the preference shares using a discounted cash flow model, discounting $184.9 million of forecasted future cash flows from the AGM at a discount rate of 6.5%.

During the year ended December 31, 2019, the JV redeemed $10.0 million of the preference shares, bringing the Company’s holding to 174.9 million preference shares in the JV (December 31, 2018 – 184.9 million preference shares).

As at December 31, 2019, the Company re-measured the fair value of the redeemable preference shares to $108.0 million in order to reflect management’s latest estimate of the future cash flows of the JV (see Impairment testing in note 8) at a discount rate of 8.4%. As a result, the Company recorded a downward fair value adjustment of $35.6 million in finance expense for the year ended December 31, 2019 (year ended December 31, 2018 – $4.8 million positive fair value adjustment recorded in finance income). These preference shares are classified as a Level 3 financial asset in the fair value hierarchy.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

7. Financial assets (continued)

b) Redeemable preference shares with determinable redemption date

	December 31, 2019	December 31, 2018
	$	$
Balance, beginning of year	19,484	-
Initial recognition at fair value	-	19,231
Redemptions during the year	(20,000)	-
Accretion income for the year	516	253
Balance, end of year	-	19,484

The remaining preference shares (with an original face value of $20.0 million) were redeemable from JV Finco based on an agreed Esaase development milestone, but in any event to be paid by no later than December 31, 2019 (note 1). On closing of the JV Transaction, the $20.0 million preference shares were recognized at fair value using a discounted cash flow model. Management estimated the fair value of the $20.0 million preference shares by discounting the contractual future cash flows (assumed to be payable by December 31, 2019) at a discount rate of 2.7%, resulting in a fair value of $19.2 million as at July 31, 2018. Subsequent to initial recognition, these preference shares were measured at amortized cost.

On August 29, 2019, the Company received $10.0 million from Gold Fields based on the agreed Esaase development milestone, while a further $10.0 million was received on December 19, 2019, bringing the balance at December 31, 2019 to $nil (December 31, 2018 – $19.5 million).

For the year ended December 31, 2019, the Company recognized accretion income of $0.5 million in finance income in the Statement of Operations and Comprehensive Income (Loss) (year ended December 31, 2019 – $0.3 million).

8. Investment in joint venture

As at December 31, 2019, the Company’s 45% interest in the Asanko Gold Mine was accounted for using the equity method. The following table summarizes the change in the carrying amount of the Company’s investment in the joint venture:

	December 31, 2019	December 31, 2018
	$	$
Balance, beginning of year	126,264	-
Initial recognition of investment in joint venture	-	127,314
Company's share of net loss of the JV for the year	(126,264)	(1,050)
Balance, end of year	-	126,264

The Company’s interest in the net loss of the JV of $126.3 million was recorded net of the Company’s attributable share of an impairment of $130.3 million (or 45% of $289.6 million) that was recognized by the JV during the year ended December 31, 2019.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

 Impairment testing

During the year ended December 31, 2019, the Company and its JV partners announced that the scope of the ongoing work associated with the AGM’s life of mine (the “AGM LOM”) plan would:

• target a remaining mine life of 8-10 years with gold production of 225,000 to 250,000 ounces per year;

• contemplate resources based on Localized Uniform Conditioning methodology;

• be based on NI43-101 standards and consistent with Gold Field’s operating practices;

• be based on Measured and Indicated Mineral Resources using Datamine Mine Stope Optimization software;

• not include any major development capital investments such as further processing plant expansions or Esaase ore transportation infrastructure; and

• be based on metallurgical recovery estimates for Esaase fresh ore based on an updated metallurgical model, which would in turn be based on a test-work program currently underway.

The Company previously prepared its Amended and Restated Definitive Feasibility Study related to the AGM on June 5, 2017 (and amended and restated on December 20, 2017, the “12/17 DFS”). The 12/17 DFS has been filed on SEDAR and is available on the Company’s website. The 12/17 DFS previously estimated the AGM’s remaining life of mine to be between 14 and 21 years (ending 2030 - 2037) with gold production ranging from 108,000 ounces to 497,000 ounces.

As discussed above, the current AGM LOM plan contemplates a remaining mine life of 8-10 years (2027-2029) with gold production ranging from 225,000 to 250,000 ounces per year. Additionally, while the Company previously disclosed that it expected that global resource gold ounces at Esaase would remain approximately the same as previously stated, as a result of the continued work associated with the AGM LOM plan the Company now expects that the resource base for the AGM may reduce significantly.

Therefore, given that the target mine life and production is expected to result in the extraction of materially less than the total previously estimated reserves and resources of the AGM, the Company considered this to represent an indicator of possible impairment. Accordingly, the Company assessed the recoverable amount of the AGM, which was based on management’s estimate of the fair value less cost of disposal of the AGM. The fair value less cost of disposal of the AGM (on a 100% basis) was estimated to be $211.8 million and included life of mine cash flow projections, on the basis of the updated scope.

The Company has completed its work associated with the AGM LOM plan; however, the AGM LOM plan is still being reviewed by the JV management committee, and the life of mine cash flow projections that are used in the impairment assessment are not based on a published National Instrument 43-101 technical report (“NI 43-101 report”). The extent of any change in reserves and resources cannot be precisely determined until the NI 43-101 report is finalized and published. Notwithstanding, the estimate of the recoverable amount of the AGM incorporates management’s best estimate based on information available to management at the time of preparing these audited consolidated financial statements. Management’s estimate of the fair value of the AGM is classified as Level 3 in the fair value hierarchy.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

It was determined that an impairment of $289.6 million was required at the AGM based on its estimate of the recoverable amount of the AGM.

The Company’s impairment testing at December 31, 2019 incorporated the following assumptions:

Pricing assumption

For the purpose of the impairment assessment, the Company’s estimated gold price considered analysts’ consensus pricing for the estimated duration of the AGM LOM plan. The gold price assumptions were as follows:

Gold price assumption	2020	2021	2022 to 2024	Long-term	Weighted Average
Gold price (per ounce)	$1,500	$1,425	$1,400	$1,350	$1,373

Discount rate assumption

Projected cash flows were discounted using a post-tax discount rate of 8.4% which represents the weighted-average cost of capital commensurate with the risks associated with the AGM’s cash flows, and includes estimates for risk-free interest rates, market value of equity, market return on equity, share volatility and a target debt-to-equity ratio.

Sensitivity analysis

Due to the sensitivity of the recoverable amount to the various judgments and estimates, specifically long-term metal prices, as well as unforeseen factors, any significant change in key assumptions and inputs could result in changes in impairment charges to be recorded in future periods. The following table highlights the assumptions and estimates that management believes are most sensitive to estimating the recoverable amount. Any change in these assumptions and estimates could have a material impact on the estimated recoverable amount of the AGM.

Assumption	Sensitivity	Impact on recoverable amount (100% basis)
		Increase ($’millions)	Decrease ($’millions)
Gold price (weighted average)	+/- $100/oz	$98.6	$130.3
Discount rate	+/- 1.0%	$7.9	$7.4

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

Operating and financial results of the JV for the years ended December 31, 2019 and 2018

Summarized financial information for the Company's investment in the JV, on a 100% basis, is outlined in the table below. Note that for the period January 1, 2018 to July 31, 2018, the Company controlled the AGM and therefore the financial results during this period have been included in the Company’s consolidated Statement of Operations and Comprehensive Income (Loss) for the year ended December 31, 2018.

All disclosures in this note 8 are on a 100% JV basis, unless otherwise indicated. The JV applies the same accounting policies as the Company.

Years ended December 31, 2019 and 2018

		2019	2018
	Note	$	$
Revenues	(i)	340,969	283,873
Production costs	(ii)	(199,234)	(158,047)
Depreciation and depletion	(viii)	(95,418)	(76,273)
Royalties	(ii)	(17,159)	(14,250)
Income from mine operations		29,158	35,303

Exploration and evaluation expenditures		(6,092)	(3,370)
General and administrative expenses		(6,549)	(8,808)
Income from operations		16,517	23,125

Impairment		(289,589)	-
Fair value adjustment associated with JV Transaction	(iii)	-	(126,897)
Finance expense	(xii)	(8,905)	(11,088)
Finance income		283	252
Foreign exchange gain		1,171	1,181
Net loss before taxes		(280,523)	(113,427)

Current income tax expenses		-	(19)
Deferred income tax expense	(iv)	-	(11,430)
Net loss after tax for the year		(280,523)	(124,876)

Company's share of net loss of the JV for the year		(126,264)	(1,050)

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

The assets and liabilities of the Asanko Gold Mine JV, on a 100% basis, as at December 31, 2019 and 2018 were as follows:

		December 31, 2019	December 31, 2018
	Note	$	$
Assets
Current assets
Cash and cash equivalents		40,758	21,648
Restricted cash	(xii)	3,000	-
Receivables		9,516	4,513
Inventories	(v)	49,968	68,141
Prepaid expenses and deposits		2,031	2,693
VAT receivable		10,556	12,317
		115,829	109,312
Non-current assets	(vi),(vii),(viii)	238,781	490,825

Total assets		354,610	600,137

Liabilties
Current liabilities
Accounts payable and accrued liabilities		62,153	52,656
Lease liability	(ix)	18,142	-
		80,295	52,656
Non-current liabilities
Lease liability	(ix)	5,063	-
Long-term incentive plan liability		402	217
Deferred tax liability		-	-
Asset retirement provisions	(x)	56,148	34,036
		61,613	34,253

Total liabilities		141,908	86,909
Equity		212,702	513,228
Total liabilities and equity		354,610	600,137

The Company has provided the following incremental disclosures for stakeholders to evaluate the financial performance and financial condition of the AGM. All amounts in the following tables and descriptions are on a 100% basis.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

(i) Revenues

In 2013, concurrent with the former debt project financing, AGGL entered into an offtake agreement with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”) with the following details (the “Offtake Agreement”):

- sale of 100% of the future gold production from the AGM up to a maximum of 2.2 million ounces to Red Kite;

- Red Kite to pay for 100% of the value of the gold ten business days after shipment;

- a provisional payment of 90% of the estimated value will be made one business day after delivery;

- the gold sale price will be a spot price selected during a nine-day quotational period following shipment of gold from the mine;

- performance obligations of the AGM are satisfied once the refining outturn report is provided to Red Kite; and

- should AGGL wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the total funds drawn under the Red Kite debt arrangement as well as the amount of gold delivered under the Offtake Agreement at the time of termination.

During the year ended December 31, 2019, the AGM sold 248,862 ounces of gold to Red Kite in accordance with the Offtake Agreement.

Included in revenue of the AGM is $0.8 million relating to by-product silver sales for the year ended December 31, 2019 (year ended December 31, 2018 – $0.9 million). Additionally, $2.2 million of gold sales related to pre-production activities at Esaase were capitalized to MPP&E of the AGM during the year ended December 31, 2019 (year ended December 31, 2018 – $1.1 million).

As of December 31, 2019, the AGM has delivered 839,373 ounces to Red Kite under the Offtake Agreement. The Offtake Agreement was not affected by the JV Transaction and will remain in effect until all contracted ounces have been delivered to Red Kite or AGGL elects to terminate the Offtake Agreement and pay the associated fee.

(ii) Production costs and royalties

The following is a summary of production costs by nature, on a 100% basis, incurred during the years ended December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
	$	$
Raw materials and consumables	(49,560)	(53,949)
Salary and employee benefits	(33,015)	(25,106)
Contractors (net of deferred stripping costs)	(97,443)	(94,652)
Change in stockpile, gold-in-process and gold dore inventories	(3,056)	25,184
Insurance, government fees, permits and other	(15,749)	(9,018)
Share-based payments	(411)	(506)
Total production costs	(199,234)	(158,047)

During the year ended December 31, 2019, the AGM recognized a $19.1 million downward adjustment to the carrying value of its stockpile inventory to reflect the net realizable value of lower grade ore that has been added to stock during the year, of which $7.9 million was recorded as production costs and $11.2 million as depreciation expense.

During the year ended December 31, 2018, the AGM recognized a $15.7 million downward adjustment to the carrying value of its stockpile inventory to reflect the net realizable value of lower grade ore that had been added to stock during the year, of which $9.9 million was recorded as production costs and $5.8 million as depreciation expense.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

All of the AGM’s concessions are subject to a 5% gross revenue royalty payable to the Government of Ghana. The AGM’s Akwasiso mining concession is also subject to an additional 2% net smelter return royalty payable to the previous owner of the mineral tenement, and the AGM’s Esaase mining concession is also subject to an additional 0.5% net smelter return royalty payable to the Bonte Liquidation Committee.

(iii) Fair value adjustment associated with JV Transaction

During the year ended December 31, 2018, the Company recognized a $143.3 million after-tax consolidated loss associated with loss of control following the JV Transaction (see note 16). Of this loss, an after-tax amount of $126.9 million was recognized in records of the AGM as follows:

December 31, 2018
$
Mineral properties, plant and equipment	(154,675)
Deferred income tax liability	34,204
(120,471)
Accelerated accretion on long-term debt	(6,226)
Transaction costs directly related to JV Transaction	(200)
Fair value adjustment associated with JV Transaction	(126,897)

(iv) Deferred income taxes

The deferred tax expense recognized for the year ended December 31, 2018 of $11.4 million arose due to timing differences with respect to tax and accounting depreciation on the AGM’s mineral properties, plant and equipment.

(v) Inventories

The following is a summary of inventories held by the AGM, on a 100% basis, as at December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
	$	$
Gold dore on hand	2,804	-
Gold-in-process	1,726	5,325
Ore stockpiles	58,641	55,698
Materials and spare parts	18,679	17,004
Total inventories	81,850	78,027

Less non-current inventories:
Ore stockpiles	(31,882)	(9,886)
Total current inventories	49,968	68,141

Refer to note 8(ii) for disclosure of net realizable value adjustments recognized on the AGM’s stockpile inventory during the years ended December 31, 2019 and 2018.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

(vi) Reclamation deposit

The AGM is required to provide security to the Environmental Protection Agency of Ghana (“EPA”) for the performance by the AGM of its reclamation obligations in respect of the Abriem, Abore and Adubea mining leases. The initial security totaled $8.5 million and comprised a reclamation deposit in the amount of $1.7 million and a bank guarantee of $6.8 million, which was provided by Asanko (note 12). The reclamation deposit accrues interest and is carried at $1.9 million at December 31, 2019 (December 31, 2018 – $1.9 million).

The AGM deposited the Reclamation Deposit in a Ghanaian Bank in the joint names of the AGM and the EPA. The reclamation deposit matures annually, but the AGM is required to reinstate the deposit until receiving a final reclamation completion certificate from the EPA. The AGM is expected to be released from this requirement 45 days following the third anniversary of the date that the AGM receives a final completion certificate.

(vii) Right-of-use assets

The following table shows the movement in the right-of-use asset related to mining contractor services agreements of the AGM for the year ended December 31, 2019:

December 31, 2019
$
Balance, beginning of year	-
Initial recognition of right-of-use assets upon adoption of IFRS 16	36,616
Recognition of mining contractor services agreements entered into during the year	10,502
Depreciation expense	(17,255)
Derecognition associated with termination of contractor services agreement	(10,343)
Balance, end of year	19,520

As at December 31, 2019, the carrying value of right-of-use assets associated with mining contractor services agreements was $19.5 million (December 31, 2018 – $nil), net of $17.3 million of depreciation expense recorded for the year ended December 31, 2019 (year ended December 31, 2018 – $nil).

(viii) Mineral properties, plant and equipment

Additions to mineral properties, plant and equipment

During the year ended December 31, 2019, the AGM capitalized $25.0 million in expenditures related to mineral properties, plant and equipment, not including capitalized deferred stripping costs, asset retirement costs and right-of-use assets (year ended December 31, 2018 – $26.0 million).

Deferred stripping

During the year ended December 31, 2019, the AGM deferred a total of $34.0 million of stripping costs to depletable mineral interests (year ended December 31, 2018 – $59.8 million) while depletion expense of $39.0 million was charged on deferred stripping assets and recorded as depreciation and depletion expense (year ended December 31, 2018 – $25.3 million).

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

Depreciation and depletion

During the year ended December 31, 2019, the AGM recognized depreciation and depletion expense of $100.6 million (including depreciation and depletion on right-of-use assets and on deferred stripping assets), of which $5.2 million was allocated to the cost of inventories (year ended December 31, 2018 – depreciation and depletion expense of $89.7 million, of which $13.4 million was allocated to the cost of inventories).

(ix) Lease liability

The following table shows the movement in the lease liability related to mining contractor services agreements of the AGM for the year ended December 31, 2019:

December 31, 2019
$
Balance, beginning of year	-
Initial recognition of lease liability upon adoption of IFRS 16	36,616
Recognition of lease agreements entered into during the year	10,502
Lease payments made during the year	(15,386)
Interest expense	1,817
Derecognition associated with termination of contractor services agreement	(10,344)
Total lease liability, end of year	23,205

Less: current lease liability	(18,142)
Total non-current lease liability, end of year	5,063

During the year ended December 31, 2019, the AGM provided a notice of termination to one of its mining contractors and derecognized the lease liability and right-of-use asset associated with this lease agreement. A termination fee was accrued for at December 31, 2019 and was included in production costs during the year ended December 31, 2019.

(x) Reclamation provision

The following table shows the movement in the asset retirement obligation of the AGM as at December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
	$	$
Balance, beginning of year	34,036	30,790
Accretion expense	903	888
Change in obligation	21,309	2,358
Reclamation undertaken during the year	(100)	-
Balance, end of year	56,148	34,036

The decommissioning liability consists of reclamation and closure costs for the JV’s Ghanaian mining properties. Reclamation and closure activities include land rehabilitation, dismantling of buildings and mine facilities, ongoing care and maintenance and other costs.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

(xi) Revolving credit facility

In October 2019, the JV entered into a $30.0 million revolving credit facility (the “RCF”) with Rand Merchant Bank (“RMB”). The term of the RCF is three years, maturing in September 2022 and bears interest on a sliding scale of between LIBOR plus a margin of 4% and LIBOR plus a margin of 3.8%, depending on security granted to RMB. Commitment fees in respect of the undrawn portion of the RCF will be on a similar sliding scale of between 1.40% and 1.33%. As at December 31, 2019, the balance drawn under the RCF was $nil.

(xii) Hedging instruments and finance expense

In June 2019, the AGM entered into zero cost collar instruments with a group of leading commercial banks to manage the AGM’s exposure to gold price risk. The hedging instruments cover 90,000 ounces of gold production with put/call spreads ranging from $1,300 per ounce to $1,517 per ounce and matured at 15,000 gold ounces per month over a period of six months from July 1, 2019 to December 31, 2019. As at December 31, 2019, all hedging instruments had matured.

The AGM recognized a realized loss of $4.4 million on its hedging instruments, inclusive of withholding taxes, for the year ended December 31, 2019 (year ended December 31, 2018 – $nil). The realized loss was presented as part of finance expense in the profit and loss of the JV.

The AGM was required to deposit $3.0 million as collateral on the gold collars. This cash has been presented as restricted cash as at December 31, 2019 and was collected subsequent to year-end.

The following is a summary of finance expenses incurred by the JV during the years ended December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
	$	$
Realized loss on hedging instruments	(4,440)	-
Interest on lease liabilities	(1,817)	-
Interest charges on Red Kite loan and associated withholding taxes	-	(10,142)
Fees and expenses associated with revolving credit facility	(1,670)
Accretion charges on asset retirement provisions	(903)	(888)
Other	(75)	(58)
Total finance expense	(8,905)	(11,088)

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

(xiii) The cash flows of the AGM, on a 100% basis, were as follows for the years ended December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
	$	$
Cash provided by (used in):
Operating cash flow before working capital changes	109,785	100,454
Operating activities	120,375	72,487
Investing activities	(62,672)	(85,633)
Financing activities	(35,272)	12,820
Impact of foreign exchange on cash and cash equivalents	(321)	(71)
Increase (decrease) in cash and cash equivalents during the year	22,110	(397)
Cash and cash equivalents, beginning of year	21,648	22,045
Cash and cash equivalents and restricted cash, end of year	43,758	21,648

9. Right-of-use asset and lease liability

During the year ended December 31, 2019, the Company entered into a lease agreement for corporate office space with an effective date of September 1, 2019. Upon obtaining the contractual right to use the new office space, the Company recognized a right-of-use asset and corresponding lease liability for the office space lease agreement in accordance with IFRS 16, amounting to $0.6 million. The following table shows the movement in the right-of-use asset related to corporate office space lease agreement for the year ended December 31, 2019.

December 31, 2019
$
Balance, beginning of year	-
Recognition of office space lease agreement entered into during the year	624
Depreciation expense	(35)
Balance, end of year	589

The following table shows the movement in the lease liability related to corporate office space lease agreement for the year ended December 31, 2019:

December 31, 2019
$
Balance, beginning of year	-
Recognition of office space lease agreement entered into during the year	624
Lease payments made during the year	(39)
Interest expense	12
Total lease liability	597

Less: current lease liability	(83)

Total non-current lease liability	514

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

10. Share capital

(a) Authorized:

Unlimited common shares without par value or restrictions; and

Unlimited preferred shares without par value or restrictions.

(b) Issued and outstanding common shares

	Number of shares	Amount
		$
Balance, December 31, 2017	203,449,957	561,441
Issued pursuant to private placement, net of share issuance
cost (note 10(c))	22,354,657	17,412
Balance, December 31, 2018	225,804,614	578,853
Issued pursuant to exercise of share-based options (note 11(a))	403,116	490
Shares repurchased and cancelled under normal course issuer
bid (note 10(d))	(1,108,920)	(958)
Balance, December 31, 2019	225,098,810	578,385

(c) Private Placement

On April 4, 2018, in connection with the JV Transaction (note 1), Gold Fields acquired a 9.9% interest in the Company through a private placement. The Company issued 22,354,657 common shares of Asanko at a price of approximately $0.79 (C$1.01) per share for gross proceeds of $17.6 million. Concurrent with the completion of the private placement, the Company entered into an investor rights agreement with Gold Fields which provides certain rights to Gold Fields to participate in future Asanko share issuances in order to maintain its 9.9% shareholding for a period of up to five years.

(d) Normal course issuer bid

On November 12, 2019, the Company received approval from the Toronto Stock Exchange (“TSX”) to commence a normal course issuer bid (“NCIB”) on November 15, 2019 to purchase up to 11,310,386 common shares, representing 5% of the Company’s issued and outstanding common shares on the date thereof. Purchases pursuant to the NCIB will be made on the open market through the facilities of the TSX and NYSE American Stock Exchange (“NYSE American”).

All common shares purchased by the Company under the NCIB will be purchased at the market price at the time of acquisition in accordance with the rules and policies of the TSX and NYSE American and applicable securities laws. All common shares acquired by the Company under the NCIB will be cancelled and purchases will be funded out of the Company’ working capital. Although the Company has a present intention to acquire its common shares pursuant to the NCIB, the Company will not be obligated to make any purchases and purchases may be suspended by the Company at any time. The NCIB will terminate on November 14, 2020, or earlier if the maximum number of shares under the NCIB have been purchased. The Company reserves the right to terminate the NCIB earlier if it feels it is appropriate to do so.

In accordance with the rules of the TSX, the maximum daily purchases on the TSX under the NCIB will be 33,499 common shares, which is 25% of the average daily trading volume for the Company's common shares on the TSX for the six months ended October 31, 2019. In addition, maximum daily purchases under the NCIB on the NYSE American will be subject to Rule 10b-18 which specifies that daily purchases may not exceed 25% of average daily trading volume for the four weeks preceding such trading

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

10. Share capital (continued)

date. These maximum daily limits will apply to purchases on the respective markets, except where such purchases are made in accordance with "block purchases" exemptions under applicable TSX and NYSE American policies.

During the year ended December 31, 2019, the Company repurchased for cancellation a total of 1,108,920 common shares under the NCIB program for $1.0 million (average acquisition price of $0.86 per share).

11. Equity reserves

(a) Share-based options

The Company maintains a rolling share-based option plan providing for the issuance of share-based options for up to 9% of the Company’s issued and outstanding common shares. The Company may grant options from time to time to its directors, officers, employees and other service providers. On May 22, 2017, the Company amended its share-based option plan. All options granted prior to this date vest 25% on the date of grant and 12.5% every three months thereafter for a total vesting period of 18 months. Any options granted subsequent to May 22, 2017 vest 33% every twelve months following the grant date for a total vesting period of three years.

During the year ended December 31, 2019, the Company granted 3,803,700 stock options, with a weighted average exercise price of C$0.99 per option, to directors, officers and employees of the Company. Additionally, during the year ended December 31, 2019, 403,116 stock options were exercised by directors, officers and/or employees of the Company for total aggregate proceeds of $0.3 million (year ended December 31, 2018 – nil).

During the year ended December 31, 2019, the Company recognized share-based payments expense relating to stock options of $1.0 million (December 31, 2018 – $0.9 million share-based payment expense of which $32 was capitalized to mineral properties).

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

11. Equity reserves (continued)

The following table is a reconciliation of the movement in share-based options for the year:

		Weighted average
	Number of Options	exercise price
		C$
Balance, December 31, 2017	12,578,625	2.52
Granted	2,739,802	1.08
Cancelled/Expired	(1,836,000)	2.48
Balance, December 31, 2018	13,482,427	2.22
Granted	3,803,700	0.99
Exercised	(403,116)	1.09
Cancelled/Expired	(4,314,649)	2.07
Balance, December 31, 2019	12,568,362	1.93

The fair value of the share-based options granted is determined using the Black Scholes pricing model. For all grants during the year ended December 31, 2019, the weighted average expected life, dividend yield and forfeiture rate were 3.79 years, nil and 3.10%, respectively. For all grants during fiscal 2018, the assumed life, dividend yield and forfeiture rate were 3.62 years, nil and 2.56%, respectively.

Other conditions and assumptions were as follows:

			Weighted		Weighted
		Weighted	average risk-	Weighted	average Black-
	Number of	average	free interest	average	Scholes value
	options	exercise price	rate	volatility	assigned
Period	granted	C$			C$
Year ended December 31, 2018	2,739,802	1.08	2.37%	68.81%	0.51
Year ended December 31, 2019	3,803,700	0.99	2.38%	66.93%	0.50

The following table summarizes the share-based options outstanding and exercisable at December 31, 2019:

	Total options outstanding			Total options exercisable
		Weighted	Weighted		Weighted	Weighted
Range of exercise price	Number	average	average	Number	average	average
		contractual life	exercise		contractual life	exercise
		(years)	price C$		(years)	price C$
C$0.00-C$1.00	3,355,000	4.15	0.97	-	-	-
C$1.01-C$2.00	4,321,737	2.40	1.43	2,308,157	1.64	1.71
C$2.01-C$3.00	2,454,625	0.17	2.09	2,454,625	0.17	2.09
C$3.01-C$4.00	2,267,000	2.16	3.97	2,267,000	2.16	3.97
C$4.01-C$5.00	170,000	1.57	4.38	170,000	1.57	4.38
	12,568,362	2.38	1.93	7,199,782	1.30	2.61

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

11. Equity reserves (continued)

(b) Restricted Share Units (“RSU”)

The Company has an approved Restricted and Performance Share Unit Cash Plan (the “RSU Plan”). Under the RSU Plan, the Company may grant share units from time to time to its directors, officers and employees. RSUs are awards for service which upon vesting and settlement entitle the recipient to receive a cash payment equal to the fair market value of a common share at the vesting date. The Board shall, at its sole discretion, determine any and all vesting conditions of granted RSUs.

During the year ended December 31, 2019, the Company granted 2,024,553 RSUs to directors, officers and employees of the Company. For all RSUs granted during the year, the awards vest in three equal tranches over a service period of three years. For all RSUs granted during the year ended December 31, 2019, the estimated forfeiture rate was 2.56% (December 31, 2018 – 2.56%).

The following table is a reconciliation of the movement in RSUs for the years presented:

	Number of RSUs
	December 31, 2019	December 31, 2018
Balance, beginning of year	1,455,180	-
Granted	2,024,553	2,393,247
Derecognized on closing of JV Transaction	-	(918,457)
Settled in cash	(481,622)	-
Cancelled/Expired	(754,856)	(19,610)
Balance, end of year	2,243,255	1,455,180

The RSUs granted are cash-settled awards and, therefore, represent a financial liability which is required to be marked-to-market at each reporting period-end with changes in fair value recognized in the Statement of Operations and Comprehensive Income (Loss). For the year ended December 31, 2019, the Company recognized share-based compensation expense in relation to RSUs of $0.8 million (year ended December 31, 2018 – $0.8 million, with $14 capitalized to mineral properties, plant and equipment).

As at December 31, 2019, the Company recognized a financial liability for cash-settled RSUs of $1.0 million (December 31, 2018 - $0.5 million). The financial liability associated with the cash-settled awards is recorded in accounts payable and accrued liabilities, for amounts expected to be settled within one year, and a separate non-current liability for amounts to be settled in excess of one year. The following table is a reconciliation of the movement in the RSU liability for the years presented:

	December 31, 2019	December 31, 2018
	$	$
Balance, beginning of year	541	-
Awards vested during the year, net of cancelled/expired awards	819	605
Settled in cash during the year	(359)	-
Derecognized on closing of the JV Transaction	-	(64)
Total RSU liability, end year	1,001	541

Less: current portion of RSU liability	(585)	(241)
Total non-current RSU liability, end of year	416	300

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

12. Commitments and contingencies

 Commitments

As at December 31, 2019, the Company had contractual obligations totaling $3.4 million (December 31, 2018 - $4.0 million).

The following table reflects the Company’s contractual obligations as they fall due, excluding commitments and liabilities of the JV, as at December 31, 2019:

	Within		Over	At December 31,	At December 31,
	1 year	2 - 5 years	5 years	2019	2018
Accounts payable and accrued liabilities	1,649	-	-	1,649	3,232
Long-term incentive plan (cas h-settled awards)	585	416	-	1,001	541
Corporate office leases	214	518	91	823	202
Total	2,448	934	91	3,473	3,975

In addition to the above commitments, the Company has provided various parent company guarantees related to the unfunded portion of the AGM’s reclamation bond in the amount of $6.8 million.

Contingencies

Due to the nature of its business, the Company may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company’s financial condition or future results of operations.

13. Revenue

The Company sold all gold produced from January 1, 2018 to July 31, 2018, the period during which the Company controlled the AGM, under an Offtake Agreement with Red Kite (refer to note 8(i) for further details on revenue earned by the AGM for the twelve months ended December 31, 2019 and 2018). During this period, the Company sold 125,687 ounces of gold.

During the period January 1, 2018 to July 31, 2018, revenue included $0.5 million relating to by-product silver sales.

The following table provides information about receivables from contracts with customers at January 1, 2018 and December 31, 2018:

December 31, 2018
$
Balance, beginning of year	1,249
Revenue recognized	161,918
Payments collected	(156,880)
Derecognized on closing of JV Transaction	(6,287)
Balance, end of year	-

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

14. Production costs by nature

The following is a summary of production costs incurred by the Company during the periods that it controlled the AGM, being the seven months ended July 31, 2018. The table below therefore includes the results for the AGM from January 1, 2018 to July 31, 2018, but does not include the results of the AGM from August 1, 2018 to December 31, 2018.

	Year ended December 31,
	2019	2018
	$	$
Raw materials and consumables	-	(30,401)
Salary and employee benefits	-	(12,782)
Contractors (net of deferred stripping costs)	-	(47,929)
Change in stockpile, gold-in-process and gold dore inventories	-	15,934
Insurance, government fees, permits and other	-	(3,473)
Share-based payments	-	(357)
Total production costs	-	(79,008)

All of the Company’s concessions are subject to a 5% gross revenue royalty payable to the Government of Ghana. Royalty expense is presented as a separate component of cost of sales.

15. General and administrative expenses

The following is a summary of general and administrative expenses incurred by the Company during the years ended December 31, 2019 and 2018. Note that the table below includes the results for the AGM from January 1, 2018 to July 31, 2018, being the period during which the Company controlled the AGM, but does not include the results of the AGM from August 1, 2018 to December 31, 2018.

	Year ended December 31,
	2019	2018
	$	$
Wages, benefits and consulting	(7,723)	(6,533)
Office, rent and administration	(800)	(1,527)
Professional and legal	(452)	(1,308)
Share-based payments	(1,789)	(1,258)
Travel, marketing, investor relations and regulatory	(966)	(987)
Other	(98)	(47)
Total	(11,828)	(11,660)

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

16. Joint venture transaction

On July 31, 2018, the Company completed the JV Transaction to sell 50% of Asanko’s 90% interest in the AGM and associated properties (see note 1). In conjunction with closing of the JV Transaction, the Company contributed its intercompany loans receivable from AGGL and Adansi Ghana ($454.4 million) to JV Finco. Of the Company’s contribution, $204.9 million was capitalized into redeemable preference shares in JV Finco, with the balance being converted to equity in JV Finco. Additionally, the Company contributed another $5.0 million of cash as part of its equity investment in JV Finco, bringing its total equity investment in JV Finco to $254.5 million.

Upon closing of the JV Transaction, the Company derecognized the carrying amounts of the net assets of AGGL and Adansi Ghana, as well as the carrying amount of previously recognized non-controlling interests in AGGL, and recognized the fair value of the Company’s interest in the JV (see notes 1 and 7).

An after-tax loss of $143.3 million was recognized associated with the loss of control of the Company’s former Ghanaian subsidiaries and was determined as at July 31, 2018 as follows:

July 31, 2018
$
Fair value of interest retained
Fair value of financial assets (note 7)	168,081
Fair value of equity interest in JV	127,314
295,395
Less net assets derecognized
Cash and cash equivalents	24,368
Receivables	6,356
Inventories	63,460
Prepaid expenses and deposits	3,274
VAT receivable	9,672
Reclamation deposit	1,851
Exploration and evaluation as sets	13,085
Mineral properties, plant and equipment	602,989
Accounts payable and accrued liabilities	(47,269)
Financial liabilities	(165,000)
Long-term incentive plan liability	(64)
Asset retirement provisions	(31,217)
Deferred income tax liability	(53,211)
Non-controlling interest	(899)
427,395
(132,000)

Accelerated accretion on long-term debt (note 16)	(6,226)
Transaction costs directly related to JV Transaction	(5,035)
Loss associated with loss of control of former Ghanaian subsidiaries	143,261

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

16. Joint venture transaction (continued)

The loss associated with the loss of control was allocated to the following assets and liabilities of the disposal group as at the date of the closing of the JV Transaction:

December 31, 2018
$
Mineral properties, plant and equipment	(185,211)
Deferred income tax liability	53,211
(132,000)
Accelerated accretion on long-term debt	(6,226)
Transaction costs directly related to JV Transaction	(5,035)
Loss associated with loss of control of former Ghanaian subsidiaries	(143,261)

17. Finance income

The following is a summary of finance income incurred by the Company during the years ended December 31, 2019 and 2018. Specifically, the table below includes the results for the AGM from January 1, 2018 to July 31, 2018, being the period during which the Company controlled the AGM, but does not include the results of the AGM from August 1, 2018 to December 31, 2018

	Year ended December 31,
	2019	2018
	$	$
Fair value adjustment on redeemable preference shares (note 7(a))	-	4,801
Accretion income on redeemable preference shares (note 7(b))	516	253
Interest income and other	355	501
Total finance income	871	5,555

18. Finance expense

The following is a summary of finance expenses incurred by the Company during the years ended December 31, 2019 and 2018. Specifically, the table below includes the results for the AGM from January 1, 2018 to July 31, 2018, being the period during which the Company controlled the AGM, but does not include the results of the AGM from August 1, 2018 to December 31, 2018.

	Year ended December 31,
	2019	2018
	$	$
Fair value adjustment on redeemable preference shares (note 7(a))	(35,626)	-
Interest on lease liability (note 9)	(12)	-
Interest charges on Red Kite loan and associated withholding taxes	-	(9,987)
Accretion charges on asset retirement provisions	-	(429)
Other	(12)	(321)
Total finance expense	(35,650)	(10,737)

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

19. Income tax

a) Tax expense

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before taxes. These differences result from the following items:

	Year ended December 31,
	2019	2018
	$	$
Average statutory tax rate	27%	27%

Income (loss) before income taxes	(167,928)	(128,704)

Expected income tax expense (recovery)	(45,341)	(34,750)

Increase in income tax expense (recovery) resulting from:
Permanent differences
Share of net loss related to joint venture	34,091	283
Fair value adjustment and accretion on redeemable preferences shares	9,480	(1,365)
Share-based payments	483	310
Withholding taxes	292	(450)
Other	(46)	614
Loss associated with loss of control	-	47,312
Effect of differences in tax rate in foreign jurisdictions	8	(7,164)
Change in unrecognized tax assets	1,033	6,676
Withholding tax	-	1,079
Foreign exchange and other	-	(36)
Income tax expense	-	12,509

b) Deferred tax liabilities and assets

The significant components of the Company’s deferred tax assets and liabilities were as follows:

	Year ended December 31,
	2019	2018
	$	$
Lease liability	159	-
Right-of-use asset	(159)	-
Total	-	-

As at December 31, 2019, the Company has tax losses of $55.6 million (December 31, 2018 – $47.4 million) in Canada which expire between 2026 and 2039.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

19. Income tax (continued)

Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	Year ended December 31,
	2019	2018
	$	$
Property, plant and equipment	66	50
Share issuance costs	26	146
Investment in associate	275	275
Accounts payable and accrued liabilities	4	-
Lease liability	2	-
Capital losses	2,476	2,476
Non-capital losses carried forward	15,035	12,689
Foreign tax credits	724	-
Total	18,608	15,636

The aggregate amount of deductible temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized as at December 31, 2019 was $175.1 million (December 31, 2018 – deductible temporary differences of $13.7 million).

20. Earnings (loss) per share attributable to common shareholders

For the years ended December 31, 2019 and 2018, the calculation of basic and diluted earnings per share is based on the following data:

	Year ended December 31,
	2019	2018
Earnings ($)
Net income (loss) attributable to common	(167,928)	(141,372)
Number of shares
Weighted average number of ordinary shares - basic	225,867,169	220,108,770
Effect of dilutive share options and warrants	-	-
Weighted average number of ordinary shares - diluted	225,867,169	220,108,770

For the years ended December 31, 2019 and 2018, the effect of all potentially dilutive securities was anti-dilutive, given that the Company reported a net loss for both years.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

21. Supplemental cash flow information

The following table discloses non-cash transactions impacting the Statements of Cash Flows. Note that the table below includes the results for the AGM from January 1, 2018 to July 31, 2018, being the period during which the Company controlled the AGM, but does not include the results of the AGM from August 1, 2018 to December 31, 2018.

	December 31,	December 31,
	2019	2018
	$	$
Capitalized office lease under IFRS 16	624	-
Change in asset retirement provisions included in mineral properties, plant and equipment	-	(2)
Change in accounts payable related to mineral properties, plant and equipment	-	3,028
Share-based compensation included in mineral properties, plant and equipment	-	46

Changes in non-cash working capital consist of the following:

	Year ended December 31,
	2019	2018
	$	$
Receivables	(1,864)	(6,879)
VAT receivable	-	(4,132)
Prepaid expenses	(176)	28
Inventories	-	(17,691)
Accounts payable and accrued liabilities	(1,720)	(1,195)
Change in non-cash working capital	(3,760)	(29,869)

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

22. Segmented information

 Geographic Information

As at December 31, 2019, the Company has only one reportable operating segment being the corporate function with its head office in Canada. However, prior to the JV Transaction, the Company had two reportable segments. Ghana was the Company’s only segment with mining operations with Canada acting as a head office function.

Total assets in Ghana include the Company's 45% interest in the Asanko Gold Mine JV. The operating results presented below include the results of the AGM up to July 31, 2018, the date on which the Company ceased to control the AGM.

Geographic allocation of total assets and liabilities

December 31, 2019	Canada	Ghana	Total
	$	$	$
Current assets	35,800	-	35,800
Property, plant and equipment and right-of-use assets	679	-	679
Other non-current assets	-	108,025	108,025
Total assets	36,479	108,025	144,504
Current liabilities	2,317	-	2,317
Non-current liabilities	930	-	930
Total liabilities	3,247	-	3,247

December 31, 2018	Canada	Ghana	Total
	$	$	$
Current assets	13,102	-	13,102
Mineral properties, plant and equipment	114	-	114
Other non-current assets	-	299,399	299,399
Total assets	13,216	299,399	312,615
Current liabilities	3,473	-	3,473
Non-current liabilities	300	-	300
Total liabilities	3,773	-	3,773

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

22. Segmented information (continued)

Geographic allocation of the Statement of Operations and Comprehensive Income (loss)

December 31, 2019	Canada	Ghana	Total
	$	$	$
Revenue	-	-	-

Cost of sales
Production costs	-	-	-
Depreciation and depletion	-	-	-
Royalties	-	-	-
Total cost of sales	-	-	-
Income from mine operations	-	-	-

Share of net loss related to joint venture	(126,264)	-	(126,264)
Service fee earned as operators of joint venture	4,963	-	4,963
General and administrative expenses	(11,828)	-	(11,828)
Loss from operations and joint venture	(133,129)	-	(133,129)

Finance income	871	-	871
Finance expense	(35,650)	-	(35,650)
Foreign exchange loss	(20)	-	(20)
Loss before income taxes	(167,928)	-	(167,928)

Current income tax expense	-	-	-
Deferred income tax expense	-	-	-
Net loss and comprehensive loss for the year	(167,928)	-	(167,928)

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

22. Segmented information (continued)

December 31, 2018	Canada	Ghana	Total
	$	$	$

Revenue	-	161,918	161,918

Cost of sales
Production costs	-	(79,008)	(79,008)
Depreciation and depletion	-	(41,944)	(41,944)
Royalties	-	(8,096)	(8,096)
Total cost of sales	-	(129,048)	(129,048)

Income from mine operations	-	32,870	32,870

Share of net loss related to joint venture	(1,050)	-	(1,050)
Service fee earned as operators of joint venture	1,892	-	1,892
Exploration and evaluation expenditures	-	(2,333)	(2,333)
General and administrative expenses	(7,094)	(4,566)	(11,660)
Income (loss) from operations	(6,252)	25,971	19,719

Loss due to loss of control of subsidiaries	(16,364)	(126,897)	(143,261)
Finance income	5,457	98	5,555
Finance expense	(334)	(10,403)	(10,737)
Foreign exchange loss	(115)	135	20
Loss before income taxes	(17,608)	(111,096)	(128,704)

Current income tax expense	(1,060)	(19)	(1,079)
Deferred income tax expense	-	(11,430)	(11,430)
Net loss and comprehensive loss for the year	(18,668)	(122,545)	(141,213)

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

23. Capital management

The Company’s objectives in managing capital are to ensure that the Company has the financial capacity to support its operations with sufficient capability to manage unforeseen operational or industry developments, ensure the Company has the capital and capacity to support the long-term growth strategies of the JV, and to provide returns for shareholders and benefits for other stakeholders. The Company defines capital that it manages as total shareholders’ equity, being a total of $141.3 million as at December 31, 2019 (December 31, 2018 – $308.8 million).

The Company is not subject to externally imposed capital requirements or covenants.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements associated with ongoing operations and corporate development plans. The Company does not currently pay out dividends, however an NCIB program was initiated in November 2019 (see note 10(d)). The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition.

The Company has not made any changes to its policies and processes for managing capital during the year.

24. Financial instruments

As at December 31, 2019, the Company’s financial instruments consist of cash and cash equivalents, receivable due from related party, preferred shares in the JV, accounts payable and accrued liabilities and long-term incentive plan liability. The Company classifies cash and cash equivalents and the related party receivable as financial assets measured at amortized cost, while accounts payable and accrued liabilities are classified as other financial liabilities and measured at amortized cost. The long-term incentive plan liability is a financial liability measured at fair value through profit or loss and falls within Level 3 of the fair value hierarchy as discussed below.

Refer to note 7 for the classification and measurement of the preferred share financial assets. The fair value hierarchy comprises:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The Company’s policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between the levels during 2019 or 2018.

The fair values of all financial assets and liabilities measured at amortized cost approximate their carrying values given their short-term to maturity.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

24. Financial instruments (continued)

The risk exposure arising from these financial instruments is summarized as follows:

(a) Credit risk

Credit risk is the risk of an unexpected loss if a customer or the issuer of a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances held at banks in each of Canada and South Africa. The risk of loss associated with cash investments is considered to be low as the Company’s cash and cash equivalents were held in highly-rated Canadian and South African banking institutions. As at December 31, 2019, the Company had a receivable due from the JV of $4.2 million (December 31, 2018 – $2.3), interest receivable of $0.1 million (December 31, 2018 – $0.1 million) and a loan receivable from a third party in the amount of $0.3 million, the latter of which has been fully provided against (December 31, 2018 – $0.3 million which was fully provided against).

Credit risk associated with the related party receivable is considered to be low based on the liquidity of available funds of the JV. The Company expects to receive GST refunds on a regular basis from the Canada Revenue Agency and makes monthly GST filings (as required by law). The Company does not consider there to be a significant credit risk related to the GST receivable balance as at December 31, 2019.

In addition, the Company is exposed to credit risk on its preferred share investments in the JV (note 7). With respect to the 174.9 million preference shares, credit risk is mitigated by monitoring the financial condition of the JV on a regular basis. The Company’s maximum exposure to credit risk in relation to the preferred shares at the reporting date is the carrying value of the financial asset totaling $108.0 million.

(b) Liquidity risk

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. The Company manages liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support current operations, expansion and development plans, and by managing the Company’s capital structure (note 23). By managing liquidity risk, the Company aims to ensure that it will have sufficient liquidity to settle obligations and liabilities as they fall due. Subsequent to the JV Transaction, the Company has no current direct sources of revenue and any free cash flows generated by AGM are no longer within the Company’s exclusive control as the disposition of cash from the JV is governed by the JVA (note 1). However, through a combination of the Company’s cash balance, cash flows from its investment in the JV, and the ongoing management fee receipts from the JV, the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due. The Company’s cash flows, however, and its ability to meet working capital requirements and contractual obligations are significantly influenced by the price of gold and the performance of the AGM. The Company aims to manage its liquidity by ensuring that, even in a low gold price environment, it can manage spending and provide adequate cash flow to meet all commitments.

As at December 31, 2019, the Company had a cash and cash equivalents balance of $31.1 million (December 31, 2018 – $10.4 million) allowing it to settle current accounts payable and accrued liabilities of $2.2 million (December 31, 2018 – $3.5 million) as they become due.

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

24. Financial instruments (continued)

(c) Market risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As disclosed in note 7, the Company holds preferred shares in the JV which are carried at fair value through profit or loss with fair value determined by reference to a discounted cash flow model. Changes in interest rates would impact the discount rate applied to forecast future cash flows and accordingly the fair value of the preferred shares; however, changes in interest rates would not impact the amount or timing of forecast future cash flows.

With other variables, unchanged, a 1% decrease (increase) in the annualized interest rate would have resulted in a $3.9 million increase and $3.6 million decrease, respectively, to the after-tax net loss for year ended December 31, 2019 (year ended December 31, 2018 – $4.2 million).

The Company’s cash and cash equivalents earn interest income at variable rates and accordingly future interest income is subject to fluctuations in short-term interest rates. A +/-1% change in short-term interest rates would not have a material impact on the Company’s interest income for the year ended December 31, 2019.

(ii) Foreign currency risk

As at December 31, 2019 and 2018, the Company’s exposure to foreign currency risk was limited to the following balances:

December 31, 2019
	Foreign currency amount		USD Equivalent
	C$	ZAR	$
Cash and cash equivalents	195	2,588	330
Receivables	31	34	26
Accounts payable and accrued liabilities	(1,511)	(826)	(1,209)
RSU liability	(1,315)	-	(1,001)
Lease liability	(784)	-	(597)
Net exposure to foreign currency	(3,384)	1,796	(2,451)

December 31, 2018
	Foreign currency amount			USD Equivalent
	C$	ZAR	GBP	$
Cash and cash equivalents	162	2,556	-	311
Receivables	318	-	-	233
Accounts payable and accrued liabilities	(797)	(163)	(42)	(668)
Net exposure to foreign currency	(317)	2,393	(42)	(124)

A +/-10% change in the prevailing exchange rates as at December 31, 2019, with all other variables held constant, would have resulted in a $0.2 million decrease (increase) to the after-tax net loss for the year ended December 31, 2019 (year ended December 31, 2018 – immaterial).

ASANKO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (In thousands of United States Dollars, unless otherwise noted)

24. Financial instruments (continued)

(iii) Price risk

Price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. Future cash flows from the JV are expected to be received as redemption of the Company’s preference shares in the JV (note 7). The JV’s available cash flows (to redeem the preference shares issued to the Company) are expected to fluctuate due to changes in gold prices. During the year, the JV entered into a hedging program to manage the AGM’s exposure to gold price risk. As at December 31, 2019, there were no active gold hedges in place by the JV.

A 10% increase or decrease in the gold price assumptions as at December 31, 2019, with all other variables held constant, would have resulted in a $41.2 million increase (decrease) to the fair value of the Company’s preference shares in the JV (note 7), which would impact the Company’s after-tax net income (loss) by the same amount (December 31, 2018 – $0.2 million).

25. Related party transactions

In addition to the service fee earned as operator of the JV (note 6), the Company’s related party transactions included compensation paid to key management personnel, which were as follows:

	Year ended December 31,
	2019	2018
	$	$
Salaries and benefits	3,251	2,373
Share-based payments	466	312
Total compensation	3,717	2,685

Key management personnel consist of directors and officers of the Company.

26. Subsequent event

On February 11, 2020, the Company received a $15.0 million distribution from the JV, bringing the Company’s holding to 159.9 million preference shares in the JV.